UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces adherence to the new economic subvention program

—

Rio de Janeiro, May 20, 2026 – Petróleo Brasileiro S.A. – Petrobras, announces that its Board of Directors, at a meeting held today, approved the company’s adherence to the economic subvention program for producers and importers of petroleum-based fuels, established by Provisional Measure (MP) 1,358, dated May 13, 2026. The economic subvention established under this MP covers amounts related to the production and importation of gasoline and road diesel oil, in accordance with applicable legislation.

Given the optional nature of the program and its potential benefit, this adherence is considered compatible with the company’s interests. This new adherence adds to the existing subvention programs related to the commercialization of road diesel oil in Brazil’s national territory already established by the Brazilian Federal Government.

The effective signing of the new adherence agreement will be subject to the publication and analysis of the ordinance to be issued by the Minister of Finance, as well as the related regulation necessary for the implementation of the economic subvention, as provided for in MP 1,358.

It is important to note that Petrobras maintains its commercial strategy, considering its market share and the sustainable optimization of its refining assets and profitability, avoiding the transfer to domestic market of the cyclical volatility of international prices and the BRL exchange rate.

This adherence preserves the company’s flexibility in implementing its commercial strategy. Petrobras remains committed to responsible, balanced, and transparent conduct.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer